Filed by Publicis Groupe S.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Publicis Groupe S.A.; Omnicom Group Inc.

Filer’s SEC File No.: 001-14736

Date: July 30, 2013

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CORPORATE PARTICIPANTS

John Wren Omnicom Group Inc - CEO

Maurice Levy Publicis Groupe - CEO

Randy Weisenburger Omnicom Group Inc - CFO

Jean-Michele Etienne Publicis Groupe - CFO

CONFERENCE CALL PARTICIPANTS

Alexia Quadrani JPMorgan Chase & Co. - Analyst

David Bank RBC Capital Markets - Analyst

Ben Swinburne Morgan Stanley - Analyst

Charles Bedouelle Exane BNP Paribas - Analyst

Craig Huber Huber Research Partners - Analyst

Dan Salmon BMO Capital Markets - Analyst

Filippo Lo Franco JPMorgan - Analyst

Matt Chesler Deutsche Bank - Analyst

Unidentified ParticipantAnalyst

PRESENTATION

Operator

Good morning, ladies and gentlemen, and welcome to the conference call to discuss the proposed merger of Publicis Groupe and Omnicom Group. The first portion of the call will address the investor presentation followed by a question and answer session. At this time all participants are in a listen only mode.

(Operator Instructions)

As a reminder, this conference call is being recorded. I’ll now turn the call over to Omnicom CEO, Mr. John Wren, and Publicis CEO, Mr. Maurice Levy. Please go ahead, gentlemen.

John Wren - Omnicom Group Inc - CEO

Good morning, ladies and gentlemen, and thank you for joining us. My name is John Wren, and I’m the CEO of Omnicom Group. We’re excited to have the opportunity to discuss the proposed merger of Publicis and Omnicom. If you have not had a chance to read the press release you can find it in the investor presentation on our respective websites where you’ll also find the presentation archived.

Before we start, I’d like to remind everyone that certain comments we make today may constitute forward-looking statements. These statements are our present expectations and actual events or results may materially differ. This morning I’m going to offer a few introductory remarks on the first couple of slides. Maurice Levy, CEO of Publicis, will give a strategic overview on the transaction. We also discuss our combined portfolio companies and give you the key details of the merger.

As I said, we’re extremely pleased to announce the merger of equals between Omnicom and Publicis to create new Publicis Omnicom Group. We have come to this transaction as two leaders in the industry, both with demonstrated track records of success. Our combined companies will bring together the best talent, top clients and leading innovators to create a global leader in advertising, marketing, digital and communications services and it’s our expectation that the merging of strengths will yield even more value over time as we build on the benefits we gain from operating together. The merger is going to allow our combined companies to continue to execute on the strategies that are the foundation of our individual successes. By that I mean attracting and retaining the very best talent, expanding our global footprint

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and pushing into new service areas, investing in the digital and analytical capabilities of our agencies and partnering with innovative technology companies to stay at the leading edge of the latest developments. And most important, delivering innovative solutions created from meaningful consumer insights to help build our clients’ brands.

On Slide 2 we show a snapshot of the transaction which we’ll cover in more detail later in the presentation. We have structured the combination as a true merger of equals in which the shareholders of each company will own approximately 50% of the equity. As you can see, Publicis and Omnicom are comparable both in market capitalization and net income. Based on the closing prices on July 26, 2013, the newly formed Publicis Omnicom Group will have a combined market capital of more than $35 billion and EUR26.5 billion and net income of approximately $2 billion and EUR1.5 billion. We will cover the governing structure in more detail later. But for now, you should know that the overall governance is also well balanced, reflecting the economic spirit and the true merger of equals. And I think one of the most important messages we can get across about the new company is that we’ll have more than 130,000 employees who we believe represent the very best talent in the industry.

Before I turn over to Maurice, I want to say that I’ve had great respect for many years for Maurice and what he and his team have been able to do to create Publicis. The lengthy process of getting our companies to the alter has only deepened my respect and I sincerely look forward to seeing what we can achieve together for both our clients and our shareholders.

Maurice Levy - Publicis Groupe - CEO

Thank you, John. Bonjour. I am also delighted to be with you today to talk about this terrific combination of two communication industry leaders. It has been, as John said, a respectful and thoughtful process that has really showed the deep values that are predominant to the success of each of our organizations. I have always had only the respect and admiration for what Omnicom, John and his teams have accomplished. It is a new world in which we and our clients operate and Publicis and Omnicom are both leaders in embracing dramatic change in our industry. The proliferation of new media, the rapid growth of Internet giants, the blurring roles of all players and the importance of [big data time] consumer sides, continue to alter the media landscape in complex ways. That has created exciting new opportunities for our industry, our clients and our people.

With the creation of Publicis Omnicom Group, we will have the ability to provide best in class marketing communication services that would support our clients, develop and attract the best talent, and enable our shareholders to continue to invest with confidence in an even stronger communications enterprise. The new chapter we are opening is, first and foremost, a story of talent and innovation in a world being reshaped by technology. And we must continue to invest in the tools and the models that will bring to our client the most effective and efficient marketing solutions, integrated solutions that cross the lines between disciplines and geographies and between channels and devices. As one strong company, we can better capitalize on the talent of our people, the diversity of our culture, and the quality of our innovation to provide the truly powerful solutions our clients need.

Turning to Slide 5, we firmly believe that together we can reshape our industry and set a new standard for global advertising and marketing services. There is a great deal of information on this slide so let me highlight three points. As John said, our combined company will have 130,000 employees and it will be because of our employees that we will be able to accelerate the adoption of new solutions across our agencies through our continuing investment in technology, learning, and collaboration. Let me say to all of our employees and those who might like to be that John and I are deeply committed to ensuring that our agencies will be the very best place to work for those who strive on embracing strategy, creativity, science and technology to deliver the best work. This extremely powerful and unique talent pool will allow us to best serve our clients to help them achieve their goals with the strictest firewalls of confidentiality. We also are committed to creating the new industry standard for the quality of workplace we offer our employees, one that encourages learning, collaboration, and if I may say fun. The quality of passionate engagement that comes from doing stimulating, meaningful work for great clients.

We are confident that through the strategies you see on Slide 6 this merger will put Publicis Omnicom on the path to accelerating growth. Individually we have first class product offerings and the most of all talent in the industry. Together we will get a deeper global footprint and tremendous opportunities to provide more services across our clients’ business, and to pursue more collaboration across our agency platforms and disciplines. We are bringing together two of the best performing businesses in the industry, each with strong track records of success. That said, we would be able to realize cost synergies as we grow and we also would be able to use and to share services and best practices that build on our existing strategies to run our businesses quite cost effectively.

Let’s take a closer look at why our combination really addresses change in the industry and sets a new standard in communication services. In the last few years we have seen media dollar shifting to new communications channel that didn’t exist just five years ago. This phenomenon has given rise to new media giants that have expanded the communication channels available to our clients. At the same time, consumer preferences for consuming media and messages have evolved rapidly. New devices and technology platforms like smartphones and tablets are allowing consumers to turn to all types of electronic interfaces for entertainment and commerce. That means our clients need even faster, efficient and global solutions, and they need a churnable insight in realtime from the vast amount of data that is now available. We believe that Publicis Omnicom Group is exceptionally well positioned to benefit from this trend in the marketplace.

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Both of our companies have created a deep understanding of consumer behavior, a broad digital offering and strong capabilities to service our clients. We believe that building on these existing strengths will lead to numerous growth opportunities and significant revenue streams. Our reserve capabilities gives us insights into consumer wants and needs that are among the best in the world. Our combined investment in technology will allow us to drive continuing innovation, as well as industry leading training and development for our people. Similarly, we are excited about bringing even more innovative services to a market as part of our digital offering, and we are committed to continuing to lead innovations in this mission critical area.

Publicis Omnicom Group has a deep understanding of the digital landscape, our existing partnership with technology leaders allow us to get the best results for our clients by having access to a trove of data that is used to generate realtime consumer insight. We will continue to broaden our work with new digital partners as the pace of technological innovation accelerates. Our combined strength and capabilities will only come to fruition as we align our objectives and corporate cultures. Fortunately, Omnicom and Publicis are very similar in these respects. We have strongly shared attributes like client commitment, strong ethical guidelines, rewarded and recognized talent, and abundant creativity. We share an enterprise wide entrepreneurial spirit that is driven by a strong senior leadership team around the world. This corporate culture fit is a key component in the rationale for this merger. It will also be a key component of our long-term success as a combined entity.

Let me now turn the discussion back to John to talk about the benefits of combining our portfolio of agencies. John?

John Wren - Omnicom Group Inc - CEO

Thanks, Maurice. Publicis Omnicom Group will bring together some of the strongest brands and agencies in the global industry into a single portfolio. Consider that we will have 7 of the 15 most awarded agencies or networks in the world. Advertising powerhouses like BBDO, Leo Burnett, BBB, Publicis Worldwide, Saatchi and Saatchi, and TBWA. We will offer top tiered digital and CRM agencies like DigitasLBi, RAPP, Razorfish, Rosetta, Critical Mass, Proximity, Vivaki and a group that includes four of the top ten most awarded digital agencies. The portfolio includes three of the top five media networks including OMD, Starcom, MediaDesk, PHD and Zenith’s Optimedia group, as well as highly regarded PR agencies that will include Ketchum, MSLGROUP, Kekst, Fleishman Hilliard and [Porta Nebellur]. The agencies I mentioned are only a small sample of our combined portfolio of agencies and networks, and we’re excited about the contributions every one of our agencies will make to the new company.

On Slide 13 you can clearly see that our combined strength extends to every important communication discipline in our industry. We are not only have a full consulate of agencies across every key discipline, we have the best brands across every discipline from brand advertising and media buying to CRM and shop and marketing to branding and public relations, they’re simply the best in class. I’m also pleased to say that our merged company will also be an outstanding resource for healthcare clients with the ability to provide a complete service offering across our joint portfolio. The fact is there will be exceptional strength right across our service offerings. Even a quick look at the breadth of these agencies and disciplines suggests we will have outstanding opportunities to collaborate and better serve our clients.

Looking at the geographic benefit of the combination on Slide 14, keep in mind that both companies individually have a strong presence in key emerging markets. Together we’ll have much deeper coverage of the fast growing developing markets in Latin America, the Middle East and Africa, as well as the Asia-Pacific region. And our core markets in North America and Europe will also be strengthened through a broad range of services and brands.

In sum, our combined group brings together the most talented teams in the industry and the world’s largest portfolio of iconic brands. Together we’ll be able to serve our clients with exceptional collaboration and creativity across a full range of disciplines and geographies at scale. And we expect that powerful platforms will in turn drive continuing growth to clients and shareholders alike. I’m now going to turn over to Maurice who will take you through the financials of the combined company.

Maurice Levy - Publicis Groupe - CEO

The merger of Omnicom and Publicis brings together two of the best run companies in the industry, each with a great balance sheet, excellent recall of success and proven financial management. On Slide 16 you will see a snapshot of each of the Company’s key financial metrics in US dollars, as well as a combined total based on 2012 full year information. Combined revenues for 2012 were almost $23 billion, generating just over $3 billion in operating income. Net income for the businesses in 2012 was about equal, resulting in combined net income of almost $2 billion. Moreover, the businesses generated strong free cash flow of $2.6 billion.

The following slide provides the same key financials in Euros. I’m not going through.

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As was mentioned earlier, the companies have equal market capitalizations. We show on Slide 18 that on a combined basis and at current market prices, Publicis Omnicom would be ranked 121st in the S&P 500 and 13th in the [Fact] 40, significantly increasing the ranks in each of those indices. As we have said, Omnicom and Publicis are the industry’s strongest financial performers. We believe our combination will only improve on our strong record.

And Slide 19 summarizes some of the financial benefits of the merger. We expect the transaction to create significant value for shareholders by accelerating revenue growth and operating efficiencies. From a revenue perspective, our combined portfolio of agencies and services, deeper geographic presence in all our market and share investment and partnership, we provide you opportunities for growth, and the Company’s debts and breadths will provide a greater ability to achieve savings in areas such as third-party services. Each of our companies also has a great recall of championing efficient operations. The combination will allow the Publicis Omnicom Group to build upon the successes, as well as to adopt best in class practices in areas like shared services, production, procurement, and support. In summary, the merger will form an even more diverse, stable company that should continue to provide strong returns to shareholders thanks to accretive adjusted EPS. John will now review the structure of the combined company.

John Wren - Omnicom Group Inc - CEO

As has been made clear, the transaction has been structured as a true merger of equals. The equity split at the special dividend of approximately 50-50 is designed to be tax free for the US and French shareholders. To be more specific, Omnicom shareholders will receive 0.813 shares of the new company and a special dividend of $2 a share. They will also receive up to two regular quarterly dividends depending upon the closing date of the merger. Publicis shareholders will receive one share of the new company and a special dividend of EUR1 per share. Publicis and Omnicom will be incorporated as a holding company in the Netherlands but will retain its operating headquarters in Paris and New York. We expect the stock to be listed on the New York Stock Exchange, as well as the Euronet Paris and will be traded under the ticker symbol OMC.

We will establish a balanced governing structure consistent with the spirit of the transaction. Following the closing of the transaction, the newly formed company will be led by Maurice Levy and I as co-CEOs during an initial integration and development period of 30 months. At that time, Maurice will become non-executive chairman and I will continue as the Company’s CEO. The Company will be led by a single tier board of 16 members consisting of the two co-CEOs and 7 non-executives from each company.

The overview of the Company’s capital structure on Slide 23 reflects the already strong balance sheet and excellent liquidity of each our businesses. We expect to maintain prudent financial leverage with a key focus on retaining our BBB plus rating. We also plan to combine the current credit facilities in place at both Omnicom and Publicis to ensure that we have the liquidity for the combined business going forward. As I mentioned, Omnicom and Publicis expect to continue to pay their respective regular quarterly and annual dividends prior to the closing. Given our excellent cash flow characteristics, we also expect the new company to continue to pay a solid quarterly dividend of around 35% of net income on a quarterly basis.

On Slide 26 we summarize the process to close the transaction. The merger is subject to the approval by the shareholders of both companies. Certain key shareholders of Omnicom and Publicis have already entered into agreements in support of the merger and, of course, regulatory approvals in numerous jurisdictions will also be required. Overall, we expect to finalize the transaction during the fourth quarter of 2013, or the first quarter of 2014, but of course we can’t speculate on the timing and receipt of regulatory approvals. Now I’ll hand it over to Maurice for the conclusion of our presentation.

Maurice Levy - Publicis Groupe - CEO

Before we end, I would like to reemphasize why we are confident this merger of equals will create tremendous opportunities for our clients, our people, and our shareholders. Publicis Omnicom brings together the leading providers of virtually every advertising, marketing, digital and communications discipline under one roof. We have the most highly recognized of the world talent in the industry. We have the ability to expand services across a shared client base. We have a strong ethical story on implementing firewalls. We have a deeper global footprint by geographies and we have greater depths in digital and increasingly important segments in our industry. All these factors will help our client to succeed in a global market where media channels are converging and colliding, where new technologies are emerging constantly and where attractive businesses are growing rapidly.

Moreover, we had very similar corporate cultures and core values. We are focused on clients. We nurture talent. We share an innovative and entrepreneurial spirit, and we share a clear vision for the future of the industry. As experienced CEOs, both John and I are determined to make this combination work to the benefit of our clients, our people, and our shareholders. We place our pride in making it a success.

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In closing, this merger of equals in advertising, digital and marketing services creates the new standard for our industry, putting Publicis Omnicom Group on a path for accelerated growth with greater capabilities and exceptional opportunities for our clients and employees. We thank you for your time and attention today, and for your interest in this historic creation of Publicis Omnicom Group.

QUESTION AND ANSWER

Operator

(Operator Instructions)

Alexia Quadrani, JPMorgan.

Alexia Quadrani - JPMorgan Chase & Co. - Analyst

You’ve done — could you give us a little bit of an idea if you have a chance to talk to some of the clients already? I know this has all happened very quickly, at least in the public eye. Any color on what potential conflicts may exist, if any, and the extent of some losses that could potentially follow given these conversation? Thank you.

John Wren - Omnicom Group Inc - CEO

In the Omnicom side, we’ve spoken to all of our significant clients. By this morning people around the world will pick up the [balance of it]. There’s nothing significant to speak of. For the most part, the ones I spoke to simply congratulated us. The transaction’s going to take months to complete because of the approvals that we have to get, and they’ll be — when you take the heat of the announcement out of it we’ll sit down with our clients and explain to them in more detail as we know more information.

Maurice Levy - Publicis Groupe - CEO

On the Publicis side, we did exactly the same. I called, as well as our executive committee, all our major clients. The reaction has been extremely positive and congratulating us and, as John said, we would have time to look at the various issues and some aspects of organization. We don’t anticipate any major hurdle or any major problem.

Alexia Quadrani - JPMorgan Chase & Co. - Analyst

And on the cost side, you’ve given some good detail in terms of where we can expect some savings. Any color in terms of maybe the timing of what realistically we should look to in terms of when a lot of those savings can be realized?

John Wren - Omnicom Group Inc - CEO

The savings can’t really begin until after the transaction is complete. What our plan is, is during the period of time when we’re going through and seeking approvals to put the committees of informed executives together to study each area and determine exactly what we might be able to implement once we are joined.

Maurice Levy - Publicis Groupe - CEO

The approach we had was pretty conservative and we were looking at key areas where we could generate more revenues on a regular basis and also where, thanks to the combination of our operation, we can get some important savings possibly coming from third-parties.

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Alexia Quadrani - JPMorgan Chase & Co. - Analyst

Okay. I’ll let somebody else jump in. Thank you very much and congratulations to you guys.

Maurice Levy - Publicis Groupe - CEO

Thank you.

Operator

David Bank, RBC Capital.

David Bank - RBC Capital Markets - Analyst

I haven’t moved firms. Thank you guys. I have two questions. The first is financial and the second is a little bit of a follow up on the prior question. So if you look at the difference in your financials, GAAP versus IFRS, what are the primary differences? Are there any sort of big picture ones in your different reporting, accounting bases, how would those columns change in a big picture if you converged to either GAAP or IFRS? And also by the same token, can you talk about what your new tax rate would be and how they would differ from the existing one?

And the second bigger picture kind of follow up on the client question is, there is a perception, I think, that this kind of transaction would lead to conflicts that might cause you to lose some clients. Do you think that — has the world changed? Did there used to be a far greater risk of that sort of thing and has the world changed, and why has it changed if that’s the case? Thank you very much.

John Wren - Omnicom Group Inc - CEO

I’m going to ask the CFOs to answer the first part of that question. Randy, do you want to start?

Randy Weisenburger - Omnicom Group Inc - CFO

On the IFRS front, what we’ve looked at, there’s not significant differences. There’s some areas in pension accounting and in equity compensation accounting that look different. It’s not significant. There’s a few line items in different geographies in the file FRS reports versus the way we report it, but no significant differences. I think on the tax front, I think our blended rate’s about 31%.

Jean-Michele Etienne - Publicis Groupe - CFO

I want to add something on the differences between IFRS and US GAAP. Thanks to tentative conversion work, which has been handled through the professional bodies that to get the same one day, the same set of clues we have eliminate already a few differences. So what Randy said is the same with us, we will have a few pensions and differences but we are not expecting big differences.

Randy Weisenburger - Omnicom Group Inc - CFO

And neither of us have big pensions, so those numbers are not going to be meaningful.

Jean-Michele Etienne - Publicis Groupe - CFO

Absolutely.

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John Wren - Omnicom Group Inc - CEO

Okay. Your second question, conflicts, we’re going to work extremely hard with our clients who have problems and try to come up with creative solutions but at this point if the deal is completed, there is, I don’t believe, a significant client — no single client would be significant enough to disturb the deal.

Maurice Levy - Publicis Groupe - CEO

When you look at the overlap between the two companies on the potential conflicts, and by the way on conflict I would come back in a minute. The overlap is very limited. Here there is nothing which could derail the operation. I’m coming back to the idea of conflict. If you look at the industry, it has changed quite dramatically in the last 15 years and all the holding companies, as they are today, are already handling lots of conflict. Without talking about our side, if you look at any of our competitors, as small as it can be, you will see that they’re handling conflicts because this is the story of our life nowadays. There is a need for the clients to find organization which are able to service them, and there is a limited number of players in the advertising field. That is the main reason and consolidation is something which is working since a few years in that direction. So the conflict issue should not obstruct the view of what is going on and all the extremely positive aspects of this combination.

David Bank - RBC Capital Markets - Analyst

Okay. Thank you very much.

John Wren - Omnicom Group Inc - CEO

Thanks, David.

Operator

Ben Swinburne, Morgan Stanley.

Ben Swinburne - Morgan Stanley - Analyst

Thank you. Congratulations. I have two questions. My first around technology which is obviously something you guys talked about a lot during the slide presentation. One of the things I think that the investor community thinks is different about the two companies historically has been your approach towards acquisitions, buying versus building or maybe better put, buying versus partnering. John, you have been particularly clear on that the last couple of earnings calls. I wonder if you guys could spend a minute maybe reconciling how the new company will think about technology, particularly on the M&A front.

John Wren - Omnicom Group Inc - CEO

I think the two companies and the two strategies complement each other in many ways, and we have and have built a strong group of people within the Company. Maurice has built and acquired strong groups of people as the President of Publicis. I think when we join those two together we become incredibly powerful and we’ll then be in a position where we’ll make decisions as we need to, buy some things, build some things, partner with some things. The needs are going to change because technology is going to change every week as we move forward.

Maurice Levy - Publicis Groupe - CEO

There isn’t much to add to what John has said. We have two different strategies and as one of the smallest player of the industry, we were at the point where we had a choice between investing massively to increase our analog position or increase digital. And we decided that if we wanted to be prepared for the future, we as Publicis, we had to invest in this field and this was much easier for us because we had not all the resources which are fantastic and exist already at Omnicom Group. This make a complimentary operation. We will need to make an inventory of what we have, how they are complementing each other, how will we be organizing.

John mentioned the fact that we would have transition teams, committees, who will be working on specifics and one of these committees obviously will be working on digital and they will propose to the governing committee, how will we have to evolve in combined strategy where we have to make some complementary acquisition,

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where will we invest in R&D because we will play a big card on R&D and where will we be investing on new tools and new operation inside our group. So all this is something which will be extremely powerful for our clients because this combination that you have to understand that if I may, is something which is really organized to better serve our client and to bring to them on a neutral basis the information and the channels of communication, the need to reach their consumers wherever and whenever they are.

Ben Swinburne - Morgan Stanley - Analyst

Thank you. And then just a quick follow up on the balance sheet payout points. Particularly in the Omnicom side, a big part of the stock strength lately has been the continued return of capital trends. At a 35% payout, the Company would be delevering. I’m wondering if you could comment on leverage appetite for the combined entity and whether you expect to have a buy back plan and how you might think about total payout ratio on a go forward basis.

John Wren - Omnicom Group Inc - CEO

The Company will have to get formed first. We’ll have to assemble the board and then we’ll have to ask the board its point of view. Right now, if I had to depend on something, I think you could depend on what we said in the past. We’ll meet and pay our dividends. If we find acquisitions that we want that are complementary to the various strategies that we’re trying to fulfill, we’ll buy them and then with the balance of what our free cash flow is we’ll probably use it for the buyback program.

Maurice Levy - Publicis Groupe - CEO

On our side we have made clear that as we have reached a plateau, that we would be increasing our payout ratio and decrease our dividends and the 35% happens to be a common goal. We had already expressed this 35% since almost two years, Jean-Michele?

Jean-Michele Etienne - Publicis Groupe - CFO

Two years.

Maurice Levy - Publicis Groupe - CEO

Yes. So we are absolutely on the same line, but obviously when the Company would be formed, as John said, we’ll have to go to the board and to propose a new financial strategy, and the board would make its decision.

John Wren - Omnicom Group Inc - CEO

Very positive thing is that each of the companies and combined company generates a lot of free cash flow, and I think it’s been our behavior to return as much of that value to the shareholders as we possibly can.

Ben Swinburne - Morgan Stanley - Analyst

Thank you.

Operator

Charles Bedouelle, Exane.

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Charles Bedouelle - Exane BNP Paribas - Analyst

Good afternoon, everyone. Congratulations, John, congratulations, Maurice, for this deal. Some of the question have already been answered. One other question I had was, what is the feedback from the big digital Internet players to this deal if you had any chance to speak with them, and what’s their reaction and what do you think it will change in your relationship with them? Thank you very much.

John Wren - Omnicom Group Inc - CEO

All I’ve gotten is love letters.

Maurice Levy - Publicis Groupe - CEO

I got the same. I got numerous calls and e-mails coming from all the players. They have been all heard, and importantly, I have not been able to answer all the calls because we have been quite busy I must say. I don’t know why. This was a weekend.

John Wren - Omnicom Group Inc - CEO

This was the weekend.

Maurice Levy - Publicis Groupe - CEO

Which was not [fishing]. And it’s just incredible how great the messages were and positive about this combination and they see all a great value in the combination. Same kind of reaction as our clients. It’s impressive to see, with the exception of some competitors, how clients and Internet players and media are reacting to this operation. They all see the value, not only for the clients, the people and the shareholders but for the industry at large. This is a defining moment which will change the industry and which was badly needed because of the transformation of this industry thanks to what the Internet has brought to the world.

Charles Bedouelle - Exane BNP Paribas - Analyst

Okay. Two very quick questions, or follow-up, if I may. The first one is just on this previous point, do you think that it will accelerate the creation of standard, or standards in your digital formats. Notably it is you at Publicis have been talking for quite a while the fact that the lack of standardization was maybe holding back some of the spending. And the second question just coming back on the digital and sorry if I misunderstood, but you said at Publicis that you had this 35% goal in the coming years. Should we understand from your comments that actually the pay out at 35% will come more rapidly once the Company’s formed as a new standard or are we still expecting this to be a gradual goal over many years to be achieved? Thank you very much.

Maurice Levy - Publicis Groupe - CEO

Okay. You can’t see but John was saying okay, this plate is for you. On dividends clearly we’ll have only one ratio and that ratio, if it is approved by the board, will be immediately 35% or around 35%. Will it be 32, 33, or 36 or 37 I don’t know, but the target is to be at 35%. And our objective is to do it immediately as a combined company because there is a history of Omnicom and we cannot, at that point, as the shareholders of Omnicom so we have to do what will please most of the shareholders, so we are lining with this rate of payout ratio. Regarding the stand out in digital, what I can tell you is that we are working very hard. That currently we have teams working vis-a-vis with Facebook on new standards, and clearly the fact that we are combining our forces and the fact that we are setting a new standard and sheer size of the operation, we’ll give ourself responsibility to help defining new standards with the Internet players for the benefit of the industry and for the benefit of all our clients.

Charles Bedouelle - Exane BNP Paribas - Analyst

Thank you very clear. Thank you both of you. Thank you very much. Good luck with the merger.

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Maurice Levy - Publicis Groupe - CEO

Thank you.

John Wren - Omnicom Group Inc - CEO

Thank you.

Operator

Craig Huber, Huber Research Partners.

Craig Huber - Huber Research Partners - Analyst

Yes, hello there. A couple questions please. Can you talk a little bit further in depth about this $500 million of synergies and I’m on page 19 of your presentation, footnote 1 talks about a $400 million number. Just wanted to reconcile that please, first. Can you give us a little bit more in depth about how you expect to achieve the $500 million, it says here by year five? And I’ll have some follow ups too. Thank you.

Randy Weisenburger - Omnicom Group Inc - CFO

Jean-Michele and I will try and go through it, Craig. First we focused on basically all the lines in the cost structure for third-party costs, and there are a number of savings opportunities, things like healthcare and insurance programs, research systems procurement. We’re both doing effectively the same things and by doubling or almost doubling our volumes on either side, we see some pretty significant savings opportunities. It’s obviously going to take us a little while to achieve those. Frankly, we can’t start — we can start thinking about them and planning but we can’t really start until the acquisition comes together. We have a number of operations that we each invest in internally to build best in class services and platforms. By combining those operations, I think we’ll be able to take a significant step forward and save a meaningful amount of money.

Jean-Michele Etienne - Publicis Groupe - CFO

On my side, I will add to Randy that we will have to look at the IT organization and the systems, and the going for one implement platform on these things would bring the significant savings, no problem with that.

Randy Weisenburger - Omnicom Group Inc - CFO

But these, these are large distributed organizations. It takes some time to do that integration. So we’ve pretty conservatively laid out that those costs or those savings or synergies would come over a four or five-year period. Some of them it’s going to cost some money to achieve it, to consolidate IT systems, for example, as an investment up front.

Craig Huber - Huber Research Partners - Analyst

Randy, is that what that $400 million number is in footnote one on page 19 or is that supposed to be the $500 million of savings?

Randy Weisenburger - Omnicom Group Inc - CFO

It’s $500 million of annualized savings is what we have in the chart by year five and we think the cost to achieve it over that five-year period is around $400 million. Those are obviously estimates. John pointed out we’re planning to have integration teams by area come together and plan it out in a lot more detail.

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Craig Huber - Huber Research Partners - Analyst

If I could ask on the client loss side, what are you assuming in terms of potential client losses as a percent of joint revenue? I ask that in the context of this, over the many years when I’ve talked to industry executives, some have thought that if two of the top four holding companies in this industry merged you might lose 8% to 10% of the combined revenues to client conflicts. Where do you think it will all shake out here? What have you guys planned on when putting this thing together?

Maurice Levy - Publicis Groupe - CEO

I will start in general. We have through many operation mergers, acquisitions in the last few years and starting with Saatchi in 2000, Bcom3 2002 and on and on, and what you see that through all this period we have not lost at the time of the merger one single large client, not one single large client. I have to say and say it loud and clear, sure, there are some competitors who would very much like to see us losing some accounts because they would be extremely happy to benefit from this. I don’t believe that this company, which would be significant, I’m not saying that we would not have any issue. I’m sure that with the quality of our team, the quality of the work, the quality of the relationship we already have with all of our clients, would we overcome the small hiccups that we may have and I’m absolutely certain that this will be a very good merger with very little revenue lost and a lot, a lot, a lot of revenue gained. John?

John Wren - Omnicom Group Inc - CEO

I absolutely agree with Maurice. We’re not unrealistic about this, but if we have losses it’d probably be closer to 1% than what you suggested. Most big organizations, we as an industry have been dealing with this, we in the industry have been addressing it for quite a while now because it’s not new, and it’s very difficult for a big client, not impossible, but if you’re a big client it’s disruptive to their organization to make changes, arbitrary changes. So we’re very creative in going back to clients and clients eventually become very creative in joining with us. So you don’t want to disrupt a whole company simply because of a feeling, especially since firewalls and other things are in place.

Craig Huber - Huber Research Partners - Analyst

My final follow-up if I could, why this merger now, what is the reason why it is happening now as opposed to several years ago, please?

Maurice Levy - Publicis Groupe - CEO

Several years ago I think that Omnicom and Publicis would not have been able to make a merger of equal.

John Wren - Omnicom Group Inc - CEO

The stars aligned is really what it comes down to. The stars aligned, which made it quite possible to do. And even though —

Craig Huber - Huber Research Partners - Analyst

Great thank you.

Operator

Dan Salmon, BMO Capital Markets.

Dan Salmon - BMO Capital Markets - Analyst

Hi, good morning everyone. Two quick questions. First, would you anticipate any divestitures to get regulatory approval? And then second, in both of your prepared remarks, a lot of focus on big data and technology and certainly the enhanced scale of the new company in the areas like media buying immediately it comes to mind how that will be important there. But are there any other examples from around the Company where that scale, in particular around data and technology, that you’d particularly highlight?

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John Wren - Omnicom Group Inc - CEO

In terms of divestitures, any questions about that, there’s no significant divestitures planned at the moment. We’ll listen to the regulatory bodies to the extent that they have any concerns, and then I think one of the committees that we’ll set up is to go through the portfolio and to look, as we did three years ago, at each one of our subsidiaries. Here we’re talking about the smaller ones and finding out whether or not they fit in the bigger picture. But I doubt that much would be produced out of that committee because of the previous work done by both companies.

Maurice Levy - Publicis Groupe - CEO

Nothing to add.

John Wren - Omnicom Group Inc - CEO

Okay. Was there a second part to your question?

Dan Salmon - BMO Capital Markets - Analyst

Yes, just around the importance of the combined entities new scale around big data sort of beyond the media buying area.

Maurice Levy - Publicis Groupe - CEO

On the big data, it is clear that the beat players have means and possibilities which are beyond what any of our individual operation can do, and this is by itself a very good reason to do the merger. It is not the main reason. There is a lot of compelling reason and the first and most important is obviously what we can do for our clients, and if we want to be able to create a portfolio of that and the tools which can give a neutral approach for our clients and that they are not in the hands of any other player with interest which are not the main interest of our clients, we had to go through this consolidation. That is a very important point. Regarding media buying, clearly this market is highly competitive, and we have seen in the past that you can have a relatively small player who can win against us and this market remains highly competitive, and we believe that the competition will remain fierce in this segment.

Dan Salmon - BMO Capital Markets - Analyst

Okay. Thank you.

Operator

Filippo Lo Franco, JPMorgan.

Filippo Lo Franco - JPMorgan - Analyst

Yes, hi, good morning everyone. And congratulations for the deal obviously. My only disappointment here is that you did not pick up Italy as a headquarters for the new holding. So I have two more questions.

The first one is really on in terms of the CMO and the CIO opportunity, and it’s is not one of the reason for the merger the possibility to be stronger and face the challenge that is coming from non-traditional players for you like IBM, Accenture and Saehan. So the second question is on the — if you have to pick up one major challenge for you guys, what do you think is the major challenge for this merger? And finally, I think that I heard saying that you expect an improvement in the organic growth rate. I think that Maurice said a lot, a lot. So can we quantify what will be the addition on organic growth rate that we may expect?

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Maurice Levy - Publicis Groupe - CEO

Okay. I will start and John will continue. We have looked at Italy and the only place which could have worked well was already busy which was the Vatican, and but it’s not Italy. No seriously, the learning dutch was much easier than learning Italian, and I wish that with the new government you will be able to get more corporation incorporated in Italy.

And your questions regarding the partnership with IBM, the Adobe, the sales force and all the other players, I think that the new strength of the newly formed company when it would be formed is something which would be seen extremely positively by all the players because the need to partner with some strong players would kind of make things happen and this is something which will work extremely positively.

On the challenges, there is no big challenges. We think that we — with all our lawyers and bankers, we have worked very cautiously, thoughtfully about all the issues and problems. We have made the things very reasonable and all our assumptions are extremely, extremely reasonable. So we don’t expect enormous challenges, and as I said, both John and I said, are experienced CEOs and we know how to overcome difficult situations. We have been through a lot of difficulties. When you look at [our acquires], where we had to deal a lot of crisis and this only good momentum for both of us and there are some issues we know that we will be able to manage these issues cautiously and reasonably.

On organic growth, we believe that when you align all the resources of Omnicom, all the scale that they have been able to develop over time, all the new possibilities that our clients have no access to, this will dramatically generate more growth and the same is for Omnicom, it will look at the assets we have. So I feel quite confident. Now to put a number as we are extremely serious we are not going to put any number today, but clearly at the point in time we will be able to do that. John?

John Wren - Omnicom Group Inc - CEO

I agree and the expectation, we’ll go through it and when we get comfortable with it and it will be probably prior to the deal closing we’ll come out and share that with you.

Filippo Lo Franco - JPMorgan - Analyst

Okay. Fantastic. Thank you. See you soon. Bye bye guys.

Operator

Filippo Lo Franco, JPMorgan.

Maurice Levy - Publicis Groupe - CEO

We spoke to Filippo and we just finished the call with Filippo and the line has been interrupted, we don’t know why and we are extremely sorry to all of the people who are on the line, as we ask them to accept our apologies, John and mine. We didn’t ask for that interruption. And if we can go to the next question, please.

Operator

Matt Chesler, Deutsche Bank.

Matt Chesler - Deutsche Bank - Analyst

Thanks for taking my call. I feel like I’ve come back to life here.

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Maurice Levy - Publicis Groupe - CEO

Yes.

Matt Chesler - Deutsche Bank - Analyst

So you talked about the deal being accretive. Could you be a little bit more specific on the magnitude and the timing of that, if you wouldn’t mind?

John Wren - Omnicom Group Inc - CEO

Well, it will be accretive because we expect a lot of things. But it will be cash accretive. I think that is the proper accounting determination because there will be a non-cash charge added to this, the amortization, for some costs of us coming together. And that number is still to be worked out in detail. We have a good idea of the range, but we’re not prepared to speak of it until we’re done with the work. So there will be efficiencies. There will be — we are going to have to go through the process, I think, as we said earlier, and then start the implementation of where we find the efficiencies and improvements, for the record.

And I think the efficiencies or things that we get will become permanent. The amortization will be around for a couple of years anyway before we dispose of it. So it will be accretive. And it is too early in the process to tell you exactly how many cents. We’re not doing it just simply for the exercise of getting together. We are doing it because we think we can produce something that is beneficial to our clients, our shareholders and our people. We are just announcing it so we’re not through all of that yet. When we know the information, we will be happy to share it with you.

Matt Chesler - Deutsche Bank - Analyst

I appreciate that. And likewise, and I expect maybe it is a little bit too early for you to provide an answer to this next question, but it does relate to the tax, to the expected tax rate for the new entity. It sounds like you described being domiciled in the Netherlands as an elegant solution, and the blended tax rate is 31%, but should we not expect that the combined entity might have a potentially lower tax rate going forward, as a result of being domiciled there?

Randy Weisenburger - Omnicom Group Inc - CFO

I think so. There will be — we will obviously have to do a lot of tax planning. Each of our companies has a fairly complex tax structure now. We’ve not gotten together to optimize our tax and structure planning going forward. I think from a US perspective, there will certainly be benefits from this structure.

Matt Chesler - Deutsche Bank - Analyst

Okay. And just lastly, could you throw a little bit of context in terms of how you all came together? It sounds like the discussions have been going on for a number of months now but maybe just a little bit of color in terms of how the process played out and kind of where it began. And then along the way, I am sure you were aligned in a lot of area, but what process you had in place to overcome any difficult issues that might have arrived, and how you worked through that would be helpful.

John Wren - Omnicom Group Inc - CEO

Maurice, do you want to start? Well, Maurice and I have known each other for quite a while. And see each other periodically in social or industry events. It really started as a casual conversation of whether such a thing was possible. And I think we both went away and gave that some thought, and came back and said it is possible. And then we started to go through all of the important issues and we found that we could come to agreement on quite a number of them, which made it more possible. And it developed over time.

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Maurice Levy - Publicis Groupe - CEO

If I may, I would like just to add two or three words. We are in the people business and we have a particular issue, a particular G&A, which is specific to all of the operation, each has its own G&A, and it is quite difficult to imagine that you can do this kind of operation with all of the players. So there are some which I would never have even thought that this combination could happen. So if I had been approached, I would have said no immediately, without thinking twice.

With Omnicom, the situation is very different. First, as I say, the business is extremely, extremely sincere. Since I am in the industry for now quite long, more than 40 years, I had always had admiration for the work which has been done by BBB or by BBDO. These are agencies which are iconic agencies in our industry and have always had a remarkable track record for creativity. When only some as been formed there had been always a great player with some ethical standards, which are most like ours. And we see that now in the industry, we have very often some of the players who think things are behaving in a way which is a little bit on the fringe. You would never see that coming from John. You would hardly see it coming from me. And we have always had enormous respect and mutual respect and have always admiration for what they achieved. So if there is one operation for which this combination was possible for us, it is Omnicom and only Omnicom. And if there is one man with whom I can really think of as partnering as a co-CEO, I’m making sure and permitting that this will work, it is really with John.

So that is clear, and that is also one of the reasons why I am so confident about the future of this operation. I’m very confident because respect is not something that you use easily. It is something which is very profound, very real. It is part of my education. It is part of John’s education. And we have a mutual respect which is extremely important. I have great esteem and admiration for what he has achieved. And I believe that, obviously, we will have sometimes some disagreement, and we will say no, I don’t like this, and he will say no, I don’t like this, and we will finally come to an agreement, and I hope this will happen, because if we agree on everything immediately, it would be quite dull. So, yes, we’ll have some discussion, but 90% of the hedging guide during the negotiation of the transaction, we came across and in agreement on very few minute negotiation and some things clearly were obviously the things to do, and he made me change my mind and I made him change his mind, and this is what a merger of equals is all about.

John Wren - Omnicom Group Inc - CEO

I mirror that 100%. The only person in the industry I would be able to deal with and for all of the reasons, and the motions by the way, that Maurice expressed.

Matt Chesler - Deutsche Bank - Analyst

Thank you. And congratulations.

Operator

[Brian Rigel], Capital Research.

Unidentified Participant Analyst

Hi, thanks for taking the question. And I apologize if this was talked about earlier. Around the potential anti-trust issues, given the combined entity has, by our estimates, around 40% here spending with some media owner property, specifically broadcast networks in the United States, and potentially in other countries, many of them have very strong lobbies, lobby groups. I’m curious about what your positioning is with respect to the regulators in this regard, recognizing of course that there are many choices that marketers have beyond television but this is a very specific area that I’m sure would need to be addressed. Second, very much general question, is are there lessons that you can talk to, that you both picked up from integrating mergers in the past over the years? Clearly, it is something you have both done in the past. And I think it is useful to hear, for lack of a better word, the soft things that have to happen to make for a successful mergers. Thank you.

Maurice Levy - Publicis Groupe - CEO

Okay. I will take the first one because I think it is extremely important. I know extremely well how [Recwise] is working, the Recwise French company and I know very well that [Odin La Fron] was the founder of [RecMap], and his is working based on the information that he can gather, and our information, which I am not absolutely say [thrilled] to say the least. He is speaking numbers which are gross numbers, and he is speaking numbers where they are an indication but they’re not a representation of the reality. If you look at the triumph, yes, it is something you can take into account. If you look at the absolute numbers, or the relative percentage, it is something which is always inflated. If those numbers were right, I can tell you that they profitability of businesses would have been through the roof already.

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So we know that these are estimations, based on only and partially a part of the business we see through the network, and the one while purchasing the numbers. It may be we present, I don’t know, but only 60% of the whole industry. So we should be extremely cautious about these numbers. I had looked into it several times. I surprised by the rankings that he was giving to us. But the reality is that these are unfortunately numbers which are not totally aligned with actuals, to say the least. On the merger side, we have plenty of experience, and I think that I have already mentioned how we have been able to merge with Saatchi and with Bcom3 and it is now history and everyone knows, as a fact that it works. I think for Omnicom the same and John will probably elaborate more on that.

Unidentified Participant Analyst

Maybe I can be more specific, you don’t expect any significant lobbying effort on the part of the NAB?

John Wren - Omnicom Group Inc - CEO

At this point, no, we don’t.

Unidentified Participant Analyst

Okay.

John Wren - Omnicom Group Inc - CEO

Because I think some of the numbers, wherever the source, are really not addressing the question. So the two numbers that were flushed out, that’s what our attorneys will do in due course.

Unidentified Participant Analyst

Okay. Great. Thank you. And I was curious about your thoughts on how to actually manage mergers between companies. That would be very useful to hear.

John Wren - Omnicom Group Inc - CEO

We have been doing that as well for the last 20 years. Omnicom was built on the basis of organic growth and acquisitions. And each one of those acquisitions had to be merged into the culture that exists at Omnicom. So we have an awful lot of experience. Some of it quite frankly we learned the hard way. We failed. We picked ourselves up and we did it right the second time. But we have a great deal of experience. And I’m not at all concerned about that.

Unidentified Participant Analyst

Not concern, I think the question is more, are there any sort of best practices that you have observed over the years that just talk through how you manage the people issue, how you actually — because you do have the experience, and I think it is one of the issues I’ve heard investors bring up as a concern, that it would be useful to hear. You do have the experience managing this process so it would be useful to hear some of the specific things you intend to do.

John Wren - Omnicom Group Inc - CEO

We’re in the people business. Especially when it comes to mergers, acquisitions, we understand very early on that culture is very important. Strategy is very important. So we wouldn’t align ourselves with anyone, even companies much smaller than Publicis, if we didn’t feel comfortable with those two things, because no matter how right the deal is, if the individuals don’t have the same desires, it is tough to work it. So we will go, as Maurice said, and those things that don’t have to come together, and still be internally and externally competitive, we are not going to play games with those things. We are in a unique situation in that some of our existing networks today, depending on the client, will either collaborate or compete with each other. That concept is not known to really change in this process. We have a whole system of cross-selling where we have world class capabilities and if a particular client doesn’t have them yet, they can still choose us of how to go about doing that.

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There could be a couple of issues but the integration committees are going to have time to pick up on this. Then we’re doing something one way, Publicis is doing something the other way, we will have the time to sit down and investigate what is commercially the best solution and what is the best solution for our people, what is the best solution for our clients, and then we will make intelligent commercial decisions. We’re both very experienced. I’m not saying that this isn’t hard work. I’m not trying to fool you but we know how to go about it.

Maurice Levy - Publicis Groupe - CEO

There have been, as I said, many merger activities, and there has about a lot of business cases which have been working and presenting at how our business goes on the various operations that we did, and to have try to find some of the best practices that we have been able to put in place. What I would like to insist on, and this is something that John has touched upon, is the fact that we are in the people business, and what is good is if you could have access to the call I had yesterday with 500 of our people, and the fact that my mailbox exploded yesterday with all of the messages coming from the services people who are all associated with the operation.

And as I said, there are things that we keep personal in our industry and things which are not personal. There is a head count with another idea regarding what we would have liked to do, probably that things would not have been received the same way by our people. It happened that this, an operation which is extremely liked by our people, we see something that the lobbies have a huge respect for Omnicom, and they believe that we will face very few issues. Obviously, in some areas, there will be some common issues, which is who is on top on this or that, whatever, but these are issues we are used to manage and that would find solutions over time. So we don’t feel that we will have to deal with something which is a mammoth problem, extremely difficult to overcome. Now, we have to close.

John Wren - Omnicom Group Inc - CEO

Thanks, everybody, who was on the call. We really appreciate it and you stayed with us in the production period. Thanks. Have a great day.

Maurice Levy - Publicis Groupe - CEO

Thank you.

Operator

Thank you, ladies and gentlemen, for your participation in today’s conference. This concludes the presentation. You may now disconnect and have a good day.

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FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Omnicom, Publicis, Publicis Omnicom Group, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Omnicom and Publicis as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; losses on media purchases and production costs incurred on behalf of clients; reductions in client spending, a slowdown in client payments and changes in client communication requirements; failure to manage potential conflicts of interest between or among clients; unanticipated changes relating to competitive factors in the advertising and marketing industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Omnicom’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in Publicis’s annual reports, registration documents and other documents filed from time to time with the French financial market regulator (Autorité des Marchés Financiers or “AMF”). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Publicis Omnicom Group will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Omnicom that also constitutes a prospectus of Publicis Omnicom Group (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY

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WILL CONTAIN IMPORTANT INFORMATION ABOUT OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Corporate Secretary, Omnicom Group Inc., 437 Madison Avenue, New York, NY 10022, (212) 415-3600 (for documents filed with the SEC by Omnicom) or Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (for documents filed with the SEC by Publicis or Publicis Omnicom Group).

IMPORTANT ADDITIONAL INFORMATION WILL BE MADE AVAILABLE IN AN AFM APPROVED PROSPECTUS

Publicis Omnicom Group will make publicly available a prospectus, approved by the Dutch financial markets regulator (Stichting Autoriteit Financiële Markten or “AFM”), with respect to the issuance of new shares as a result of the proposed transactions and their admission to trading on a regulated market in the European Union (including any supplement thereto, the “Admission Prospectus”). The Admission Prospectus will be passported by the AFM to the AMF with a view to the admission of Publicis Omnicom Group shares to listing on Euronext Paris. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Admission Prospectus from Publicis Omnicom Group on Publicis’s website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

IMPORTANT ADDITIONAL INFORMATION FOR PUBLICIS SHAREHOLDERS

Publicis will prepare a report to be made available in connection with the Publicis meeting of shareholders called to approve the proposed transactions (the “Report”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REPORT, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE AMF, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Report from Publicis on its website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

NO EEA PROSPECTUS UNTIL ADMISSION PROSPECTUS

No prospectus is required under the European Economic Area Prospectus Directive 2003/71/EC, as amended and as transposed in Dutch and French law, and no such prospectus or document will be made available until the Admission Prospectus is made available.

PARTICIPANTS IN THE SOLICITATION

Omnicom, Publicis and Publicis Omnicom Group and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Omnicom in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Omnicom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Omnicom’s directors and executive officers is contained in Omnicom’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated April 11, 2013, which are filed with the SEC.

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